Commission File Number 001-31914

EXHIBIT 99.1

ANNOUNCEMENT

CHANGE OF COMPOSITION OF THE SPECIAL COMMITTEES

OF THE BOARD

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces that in accordance with the relevant regulatory requirements and taking into account the professional fields and balance of service of the independent directors, the composition of the special committees of the seventh session of the Board of the Company will be adjusted as follows:

•

Mr. Lam Chi Kuen will be re-designated as the chairman of the Audit Committee and a member of the Nomination and Remuneration Committee, will continue to be a member of the Connected Transactions Control Committee, and will cease to be the chairman of the Strategy and Assets and Liabilities Management Committee; and

•

Mr. Zhai Haitao will be re-designated as the chairman of the Strategy and Assets and Liabilities Management Committee and a member of the Audit Committee, will continue to be a member of the Connected Transactions Control Committee, and will cease to be a member of the Nomination and Remuneration Committee.

The above changes will come into effect from 22 February 2022.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 22 February 2022

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang, Huang Xiumei
Non-executive Directors:	Yuan Changqing, Wang Junhui
Independent Non-executive Directors:	Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen, Zhai Haitao